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Ahmet Cinar · 3rd

Partner @ CINAR Rugs / Investor @ IVY.com and XCINEX
Corp. / Advisor to Prime Minister of St. Kitts Dr. Denzil
Douglas

Dubai, United Arab Emirates · 500+ connections · **Contact info**

Cinar Rugs

 **The Johns Hopkins
University - Paul H. Nitze..**

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The magic of carpet shopping in Istanbul
Washington Post

Great article with an extensive paragraph
about Cinar Rugs

**Xcinex Prepares To Launch Venue
Streaming System, Using Sensor To...**
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EXCLUSIVE: As the entertainment industry
continues to remake itself during COVID-1...



**How The
Democra**
Forbes

IVY.com

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770 followers



What do you think you see in the picture? Is your answer "The Carpets"...

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Thank you ID Project House for you kind comments!

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Experience

President

Cinar Rugs · Self-employed

Mar 2016 – Present · 5 yrs 1 mo

Dubai, United Arab Emirates

Special Advisor to Prime Minister Rt. Hon. Dr. Denzil Douglas

St. Kitts and Nevis Labour Party · Full-time

Apr 2019 – Present · 2 yrs

Saint Kitts, St Kitts and Nevis

Partner

Seatuft Carpet Factory · Self-employed

Oct 2018 – Present · 2 yrs 6 mos

İzmir, Turkey

Managing Partner

1001 Jewellery and Carpet Stores · Self-employed

Mar 2020 – Present · 1 yr 1 mo

Dubai, United Arab Emirates



Private Investor

IVY

May 2015 – Present · 5 yrs 11 mos

New York, United States

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Education



The Johns Hopkins University - Paul H. Nitze School of Advanced International Studies (SAIS)

Master of Arts (M.A.), International Relations and International Economics

2012 – 2014

Activities and Societies: Concentration on Conflict Management



Universität Wien / University of Vienna

BA, Political Science

2007 – 2011

Activities and Societies: Voice Club / University of Vienna by Vijay Upadhyaya, SG Wien Alumni Association Student Representative

Bachelor thesis on Cyprus Conflict: 'Cyprus Conflict Revisited', received A+

Cedar Falls High School, IA, USA

2004 – 2005

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